SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

29 April 2020

PAYMENTS OF DIVIDENDS

On 11 March 2020, Prudential plc declared a 2019 second interim dividend of 25.97 US cents per ordinary share.

Shareholders holding shares on the UK and Hong Kong registers were able to elect to receive their dividend payments in US dollars until 23 April 2020, as set out in the 11 March 2020 announcement.

UK register
Shareholders holding shares on the UK register who have not elected to receive dividend payments in US dollars will continue to receive their dividend payments in pounds sterling and their dividend will be converted from US dollars to pounds sterling at the rate of one US dollar to 0.8026 pounds sterling.

Accordingly, the amount of sterling payable in cash on 15 May 2020 will be: 20.84 pence per ordinary share.

Hong Kong register
Shareholders holding shares on the Hong Kong register who have not elected to receive dividend payments in US dollars will continue to receive their dividend payments in Hong Kong dollars and their dividend will be converted from US dollars to Hong Kong dollars at the rate of one US dollar to 7.7509 Hong Kong dollars.

Accordingly, the amount of Hong Kong dollars payable in cash on 15 May 2020 will be: 2.0129 Hong Kong dollars per ordinary share.

The US dollar to pound sterling and Hong Kong dollar conversion rates set out above were determined by the actual rates achieved by Prudential buying those currencies during the two working days preceding the date of this announcement.

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

About Prudential plc
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps individuals to de-risk their lives and deal with their biggest financial concerns through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, nor with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 April 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Group Secretary